SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(Name of Subject Company)

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(Name of Person(s) Filing Statement)

Participation Units of LLC Member Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 850-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Arnold S. Jacobs, Esq.

Steven A. Fishman, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) The name of the subject company is Empire State Building Associates L.L.C., a New York limited liability company (“Associates”). The address and telephone number of Associates’ principal offices are One Grand Central Place, 60 East 42nd Street, New York, New York 10165 and (212) 687-8700.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Associates’ Participation Units of LLC member interests each in the original face amount of $10,000 (the “Units”). As of the date of this Schedule 14D-9, there are 3,300 Units outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address of the Person Filing this Statement

The filing person’s name, business address and business telephone number are set forth in Item 1(a) above. The filing person is the subject company.

(b) Offer to Purchase by the Offerors.

This Schedule 14D-9 relates to the offer (the “Offer”) by MacKenzie Flagship Fund 15, LLC, MacKenzie Income Fund 27, LLC, MPF Opportunity Fund, LP, MPF Special Fund 10, LLC, MPF Special Fund 9, LLC, MPF Special Fund 8, LLC, MPF Badger Acquisition Co. II, LLC, MPF Northstar Fund 2, LP; and SCM Special Fund 2, LP., which are affiliated with MacKenzie Capital Management, LP (collectively, the “Offerors”) to purchase up to 25 $10,000 Participation Units at a purchase price equal to $175,000 per Unit in cash (the “Offer Consideration”). The offer is on the terms and subject to the conditions set forth in the Offerors’ offer to purchase, dated April 1, 2013, and in the related letter of transmittal (collectively, the “Offer to Purchase”).

MacKenzie Capital Management, LP, which is an affiliate of the Offerors is not affiliated with Malkin Holdings LLC (the “Supervisor”) or MacKenzie Partners, Inc., which is assisting the Supervisor in connection with the solicitation of consents with respect to the Consolidation.

The Offer to Purchase is disclosed in a Tender Offer Statement on Schedule TO, dated April 1, 2013 (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (“SEC”). The Schedule TO states that the address and telephone number of the Offerors’ principal executive offices are 1640 School Street, Moraga, California 94556 and (925) 631-9100. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Offerors or their affiliates, or actions or events with respect to any of them, was obtained from reports filed by the Offerors with the Securities and Exchange Commission, including, without limitation, the Schedule TO, and Associates takes no responsibility for such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, Associates’ members are Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr. (individually, an “Agent” and, collectively, the “Agents”), each of whom also acts as an agent for holders of Units in Associates (individually, a “Participant” and, collectively, the “Participants”). The Agents are affiliated with the Supervisor, which provides supervisory and other services to Associates as described below. Associates has no directors or officers, and the Supervisor and the Agents conduct the operating management and administration of the business of Associates.

Each of the Agents, Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr., is an owner of Units and/or is manager or trustee of entities or trusts which own Units on behalf of his family. None of the Agents intends to tender to the Offerors any of the Units owned by him or over which he has dispositive power.

Except as described in this Schedule 14D-9, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings, or actual or potential conflicts of interest, between (1) Associates or its affiliates, on one hand, and (2) Associates or the Offerors or their respective executive officers, directors or affiliates, on the other. See Item 7 for a description of agreements between the Supervisor and the Offerors and their affiliates relating to voting of Units and certain other matters.

Property Acquisition and Lease.

Through April 16, 2002, Associates owned the tenant’s interest in a master operating leasehold (the “Master Lease”) of the Empire State Building (the “Building”), located at 350 Fifth Avenue, New York, New York. On April 17, 2002, Associates acquired, through a wholly-owned limited liability company (Empire State Land Associates L.L.C.), the fee title to the Building and the land thereunder (the “Land”) (together, the “Real Estate” or “Property”).

Associates does not operate the Building. It subleases the Building to Empire State Building Company L.L.C. (the “Sublessee”) pursuant to a net operating sublease (the “Sublessee”) which included an initial term which expired on January 4, 1992. The Sublease provided four separate options for Sublessee to renew the term, in each case for an additional 21 years, on the terms of the original Sublease. Such renewals have been exercised by Sublessee (a) on January 30, 1989, for the first renewal period from January 5, 1992 through January 4, 2013 and (b) as of February 11, 2010, for the remaining three renewal periods from January 5, 2013 through January 4, 2076 (the last two such renewals being exercised by Sublessee with Associates’ consent for early exercise).

The annual rent payable by Associates to its subsidiary under the Master Lease is $1,970,000 from January 5, 1992 through January 5, 2013 and $1,723,750 annually during the term of each renewal period thereafter. These amounts are eliminated in consolidation.

Sublessee is required to pay annual Basic Rent (“Basic Rent”) of $6,018,750 from January 1, 1992 through January 4, 2013, and $5,895,625 from January 5, 2013 through the expiration of all renewal terms. Sublessee is also required to pay Associates additional rent of 50% of Sublessee’s net operating profit, as defined in the Sublease, in excess of $1,000,000 for each lease year ending December 31 (“Additional Rent”). In addition to the above, Sublessee is required to pay for all operating and maintenance expenses, real estate taxes, and necessary repairs and replacements, and keep the Property adequately insured against fire and accident. In accordance with the fifth lease modification dated July 9, 2012, Basic Rent described above has been increased to cover debt service on the outstanding principal balance in excess of $60,500,000 on Associates’ $300,000,000 new mortgage loan obtained July 26, 2011 of up to $219,000,000, which was the outstanding balance of the loan at such date, including draws made on or about the date of the fifth lease modification. Subject to certain conditions, upon Associates’ request, the lenders in November 2012 agreed to additional commitments up to $200,000,000 beyond such $300,000,000. Any further advances under such loan are subject to the consent of Sublessee.

Basic Rent will be increased to cover debt service on any refinancing of such debt so long as the aggregate amount refinanced does not exceed the then existing amount of debt plus refinancing costs.

Supervisory Services.

The supervisory services provided to Associates by the Supervisor include, but are not limited to, maintaining all of its entity and Participant records, performing physical inspections of the Building, providing or coordinating certain counsel services to Associates, reviewing insurance coverage, conducting annual supervisory review meetings, receipt of monthly rent from Sublessee, payment of monthly and additional distributions to the Participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Associates by Sublessee and financial statements audited by and tax information prepared by Associates’ independent registered public accounting firm, and distribution of related materials to the Participants. The Supervisor also prepares quarterly, annual and other periodic filings with the Securities and Exchange Commission and applicable state authorities.

Associates pays Supervisor for other services at hourly rates.

Basic Rent received by Associates was used to pay annual rent due under the Master Lease and the basic payment (“Basic Payment”) for supervisory services to Supervisor; the balance of such Basic Rent was distributed to the Participants. Basic Rent received by Associates is used to pay the Basic Payment and a portion of debt service on the secured term loan; the balance of such Basic Rent is distributed to the Participants. Commencing July 26, 2011, Basic Rent was increased to cover debt service on the refinanced loan balance to the extent the Secured Term Loan debt exceeds $60,500,000 which was the balance of the prior first mortgage fully paid on July 26, 2011.

Additional Rent and any interest and dividends accumulated thereon less any expenses and additions to general contingencies and other reserves are distributed to the Participants after the Additional Payment to Supervisor.

Certain Relationships and Related Transactions.

Peter L. Malkin is Chairman, Anthony E. Malkin is President, and Thomas N. Keltner, Jr. is General Counsel of Malkin Holdings LLC, which serves as Supervisor of Associates.

Each of Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr., the members of Associates who act as Agents for Participants, holds a position at the Supervisor and may, by reason of his position at the Supervisor, receive income attributable to supervisory services or other payments made to the Supervisor by Associates and Sublessee. As a consequence of the Agents’ holding senior positions at Supervisor (which supervises Associates and Sublessee), certain actual or potential conflicts of interest may arise with respect to the management and administration of the business of Associates. However, under the respective participating agreements pursuant to which the Members act as Agents for the Participants, certain transactions require the prior consent from Participants owning a specified interest under the Agreements in order for the Agents to act on Participants’ behalf. Such transactions, among others, include modifications and extensions of the Master Lease or the mortgage loans secured by the Property, or a sale or other disposition of the Property or substantially all of Associates’ other assets.

The respective interest, if any, of the Agents in Associates and in Sublessee arises solely from ownership of Participations in Associates and Member interests or participations in Sublessee. The Agents, as members, receive no extra or special benefit not shared on a pro rata basis with all other Participants in Associates or members in Sublessee. However, all the Agents hold senior positions at Supervisor and, by reason of their interests in Supervisor, may receive income attributable to supervisory or other remuneration paid by Associates to Supervisor. As noted above, each of the Agents owns Unit interests on behalf of himself and/or his family. The Supervisor is also supervisor of the Sublessee and receives compensation in that capacity.

In addition, the Supervisor and the Agents have made a proposal to the holders of Units to approve a consolidation of Associates (the “Consolidation”) and other public entities and private entities supervised by the Supervisor into Empire State Realty Trust, Inc. (the “REIT”), which would close simultaneously with an initial public offering (“IPO”) by the REIT, and authorization of a third-party portfolio proposal, as a potential alternative to the Consolidation. The terms of the Consolidation are set forth in the Prospectus/Consent Solicitation Statement of the REIT, dated January 21, 2013, filed with the Securities and Exchange Commission and sent to participants in Associates, as supplemented by Supplement No. 1, dated March 11, 2013 (the “Prospectus/Consent Solicitation Statement”).

As a consequence of the foregoing, certain actual or potential conflicts of interest may arise with respect to the management and administration of the business of Associates. However, under the respective Participating Agreements, the prior consent of a specified percentage interest of the Participants is required for certain major transactions, including modification of the Master Lease and mortgage or sale of the Property.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

ASSOCIATES RECOMMENDS AGAINST TENDERING UNITS TO THE OFFERORS IN THE OFFER.

(b) Reasons for the Recommendation.

Consolidation

The Supervisor believes that the benefits that Participants will receive from the Consolidation if it is consummated are significantly greater than the benefits that Participants will receive from a sale of their Units pursuant to the Offer. The benefits from the Consolidation are expected to include:

•	The opportunity for Participants to receive interests in the REIT’s operating partnership in a transaction expected to be tax-deferred for U.S. federal income tax purposes;

•

Liquidity for Participants that elect to receive shares of Class A common stock of the REIT or operating partnership units (which may be exchanged for Class A common stock), both of which are expected to be listed on the NYSE, which investors may sell from time to time as and when they so desire (after expiration of the lock-up period as described in the Prospectus/Consent Solicitation Statement);

•	Anticipated value enhancement through property diversification and operating and capital structure efficiencies;

•

Anticipated regular quarterly cash distributions on their operating partnership units and shares of common stock, which will include distributions of at least 90% of annual REIT taxable income (determined without regard to the deduction for dividends paid, and excluding net capital gains), which is required for REIT qualification as described below. REIT taxable income will be determined by the performance of the portfolio of the REIT’s properties and unaffected by its stock price;

•

Conversion of the current governance structure which is inefficient and costly in general and in which Participants do not share in the same economic benefit that they would receive through ownership and operation of the properties by a single entity in a modern, centralized and efficient governance structure;

•

The opportunity to continue to hold interests in an entity operating under the brand developed by the Supervisor and to participate in any future growth of the REIT through potential acquisitions and potential growth in revenue of the initial properties, while removing obstacles to obtaining true synergies and realization of value, such as combining financings, movements of tenants from one building to another, sharing of employees and management and oversight;

•

The opportunity to continue to hold interests in an entity in which certain executives of the Supervisor will be members of the senior management team and Anthony E. Malkin will be Chairman, Chief Executive Officer, President and a director of the REIT; and

•

The governance structure of an SEC reporting company with its Class A common stock expected to be listed on the NYSE, which provides accountability through the oversight of the REIT by a board of directors consisting predominantly of independent directors.

Associates’ participation in the Consolidation is subject to receiving the required consent of the Participants and certain other conditions. There can be no assurance that the Consolidation will be consummated. The Supervisor believes that, even taking into account the possibility that the Consolidation may not close and the lock-up period which delays when a Participant can sell securities received in the Consolidation, it is more beneficial for Participants to retain their Units than sell them pursuant to the Tender Offer.

Inadequate Consideration for the Units

The Supervisor believes that, even in the absence of the Consolidation, the Offer Consideration offered for Units in the Offer is not beneficial to Participants who are long-term investors. The Supervisor believes that, while the Offer is above the price on secondary market sales, that is not an indication that the Offer Consideration is a favorable price. Sales of Units have been limited and sporadic and do not represent the long-term value of the Units, and the Supervisor has consistently so advised Participants.

The Offer Price is less than the exchange value of $323,803 per $10,000 original investment. The exchange value is based on the appraisal by Duff & Phelps, LLC, the independent valuer, in connection with the Consolidation. Shares of common stock, operating partnership units and/or cash, as applicable, will be allocated in the Consolidation based upon the exchange values. However, this value does not necessarily represent the fair market value of your participation interest.

The Prospectus/Consent Solicitation Statement also describes the enterprise value, which is the value based on the price in the REIT’s IPO. The enterprise value will be determined by, among other things, market conditions at the time of pricing the IPO, the historical and future performance of the REIT and its portfolio of properties, and the market’s view of the REIT’s net asset value and other valuation metrics. Today, the common stock of some REITs trades at a premium, and others trade at a discount, to perceived net asset value. The market’s view of the REIT’s net asset value determined in connection with the IPO could be less than the exchange values based on the appraisal. The appraisal was undertaken in connection with establishing relative value for the purpose of allocation of interests in the REIT among contributors of interests in the properties and not to establish the value of shares of common stock in the REIT upon completion of the IPO. Further, the pricing of a REIT initial public offering generally takes into account different factors not considered in the appraisal, including current conditions in the securities markets, investor preferences, and the market’s view of the REIT’s management team. Additionally, the appraisal did not take into account transaction costs for the consolidation and the IPO.

The Supervisor believes that IPO pricing for REIT common stock generally is at a discount to the market price for common stock of well-established, publicly-traded REITs and that the REIT’s IPO pricing will be no different. For this and other reasons, the Supervisor expects that the enterprise value at the pricing of the IPO will be lower than the aggregate exchange value at the pricing of the IPO, and such discount at the pricing of the IPO could be material and substantial. This discount cannot be determined until the pricing of the IPO. As the REIT continues to develop a track record as a public REIT, the Supervisor believes that the REIT’s trading price after the IPO will be based on, among other things, the REIT’s historical and future performance, its performance relative to its peers, market conditions generally, and its continued seasoning in the public markets.

After the applicable lock-up periods have expired, any participant may choose when, if ever, he wishes to sell, and in making that decision will be able to gauge the market price at that time. The IPO price will not impact the regular, quarterly dividends the REIT currently intends to pay, which will be based on the performance of the REIT and its portfolio of properties, rather than just one property, and are required to be at least 90% of annual REIT taxable income (determined without regard to the deduction for dividends paid, and excluding net capital gains) to maintain its qualification as a REIT. REIT taxable income will be determined by the performance of the portfolio of the REIT’s properties and unaffected by its stock price.

In any case, the Supervisor believes that Participants will realize greater value over time by retaining their Units than they would by selling pursuant to the Offer.

None of the Agents intends to sell to the Offerors his Units (or any Unit over which he has dispositive control) pursuant to the Offer.

Terms of the Offer

The Supervisor also considered various terms of the Offer, including:

•

As described in the Prospectus/Consent Solicitation Statement, Associates expects to distribute on closing of the Consolidation $5,012 per $10,000 original investment based on cash at September 30, 2012, which would have been available for distribution by Associates (in addition to any amounts that would have been distributable out of accrued overage rent) had the closing occurred on such date and the amount of reimbursement for costs incurred in connection with the Consolidation and the IPO out of the proceeds of the IPO entitled to be received by Associates as of September 30, 2012. In addition, Participants would receive proceeds from the settlement of the class action suit estimated to be $9,840 (if subject to voluntary override) and $8,350 (if not subject to voluntary override) per $10,000 original investment Unit (based on the current plan of allocation proposed by counsel for the class plaintiffs). The settlement and the allocation of settlement proceeds are approximate and subject to court approval, and the proposed allocation is subject to revision by counsel for the class. They are not effective until such court approval is final, including the resolution of any appeal. If the Consolidation closes, these amounts would be received by the Offerors as owners of the Units.

•

The Offer requires each tendering Participant to submit to the personal jurisdiction of the State of California, and any dispute by a Participant must be pursued only in a California arbitration under California law. For virtually all Participants and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Based on the Supervisor’s experience, disputes do occur with investors in tender offers.

•

MacKenzie Patterson Fuller, LP will be acting as depositary in connection with the Offer and will hold the Units tendered before they are purchased. According to the Offerors, this may mean that the buyers in the Offer may have access to the Units before all conditions to the Offer have been satisfied. Although the buyers would not have rights in the Units prior to their acceptance of the Units for payment, any dispute concerning the Offer would, as indicated above, be required to be arbitrated in California.

We understand that certain participants may have need for immediate and certain liquidity. There are conditions to the Consolidation, and there could be delays before it is approved and participants are able to sell all their interests thereunder. As a result, those participants may want to consider the Offer.

We made a similar recommendation with respect to a tender offer by affiliates of the Offerors to acquire Units in Associates at a price of $110,000 per Unit pursuant to an Offer to Purchase dated December 17, 2012. The affiliates of the Offerors acquired 13.83 Units pursuant to such Offer to Purchase.

(c) Intent.

Each of the Agents owns Unit interests on behalf of himself or members of his family. None of the Agents intend to tender to the Offerors any Units.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Except as described in this Schedule 14D-9, Associates has not directly or indirectly employed, or agreed to compensate, any person to make solicitations or recommendations in connection with the Offer to Purchase.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Units have been effected during the past 60 days by Associates or, to Associates’ knowledge after reasonably inquiry, any of Associates’ affiliates.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Associates is not currently undertaking or engaged in any negotiation in response to the Offer to Purchase that relates to: (i) a tender offer for or other acquisition of securities by Associates or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Associates; (iii) a purchase, sale or transfer of a material amount of assets by Associates; or (iv) any material change in the present indebtedness (other than planned drawdowns of its mortgage loan for Building improvements), capitalization or dividend policy of Associates.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7, except that the Supervisor has entered into agreements dated December 26, 2012 and March 27, 2013 pursuant to which the Offerors and their Affiliates have agreed to vote in favor of the consolidation proposal and the third-party portfolio proposal included in the Prospectus/Consent Solicitation Statement and have granted to the Supervisor an irrevocable proxy to vote any participation interests acquired pursuant to the Offer to Purchase dated December 17, 2012 and the Offer if the Offerors fail to do so.

Item 8.	Additional Information to be Furnished.

There are material risks and conflicts of interest associated with the Consolidation, which are described under “Risk Factors” and “Conflicts of Interest” in the Prospectus/Consent Solicitation Statement which has been filed with the SEC. The REIT cannot guarantee that Participants will receive the anticipated benefits from the Consolidation described herein.

We also caution you that this letter contains forward-looking statements, including the potential for more consistent distributions than the status quo, with greater potential for increased distributions as a holder of interests in the REIT or operating partnership than as a participant in Associates. Various factors could cause such actual results to differ materially from the expectations reflected in these forward-looking statements including those set forth in the prospectus/consent solicitation statement.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Item 9.	Exhibits.

Copies of the following Exhibits are included herewith only in the filing with the Securities and Exchange Commission. Copies of such Exhibits are not included in the mailing to participants, as they are incorporated herein by reference:

(a) Disclosure Materials Distributed to Security Holders. See below.

(e) Arrangements or Understandings Listed in Item 3. See below.

(g) Written Instructions Furnished to Persons Making Oral Solicitations. See below.

Exhibit No.	Description

(a)(1)	Letter of Associates to Participants, dated December 20, 2012 (incorporated by reference to Schedule 14D-9 filed on December 31, 2012)

(a)(2)	Prospectus/Consent Solicitation Statement dated January 21, 2013

(a)(3)	Supplement No. 1 dated March 11, 2013 to the Prospectus/Consent Solicitation Statement

(e)(2)	Partnership Agreement of Associates, dated July 11, 1961 (incorporated by reference to Exhibit No. 99.4 to the Registration Statement on Form S-4 dated December 21, 2012)

(e)(3)	Consent and Operating Agreement of Associates, dated September 30, 2001 (incorporated by reference to Exhibit 3(c) to Associates’ Annual Report on Form 10-K for the year ended December 31, 2002)

(e)(4)	Agreement among Members of Associates, dated July 1, 2012 (incorporated by reference to Exhibit 10(f) to Associates’ Annual Report on Form 10-K for the year ended December 31, 2009)

(e)(5)	Amendment Number One to the Limited Liability Company Agreement of Associates, dated November 30, 2011, by and among the Agents (incorporated by reference to Exhibit 3.1 to Associates’ Report on Form 8-K filed December 5, 2011)

(e)(6)	Associates’ form of Participating Agreement (incorporated by reference to Exhibit 99.8 to the Registration Statement on Form S-4 dated December 21, 2012)

(e)(7)	Sublease between Associates and the Sublessee, dated December 27, 1961 (incorporated by reference to Exhibit 10.1 to Associates’ Annual Report on Form 10-K for the year ended December 31, 2011)

(e)(8)	First Modification of Sublease, dated February 15, 1965, between Associates and the Sublessee (incorporated by reference to Exhibit 10.2 to Associates’ Annual Report on Form 10-K for the year ended December 31, 2011)

(e)(9)	Second Modification Agreement of Sublease, dated February 15, 2009 between Associates and the Sublessee (incorporated by reference to Exhibit 10.3 to Associates’ Annual Report on Form 10-K for the year ended December 31, 2011)

(e)(10)	Third Modification of Sublease Agreement, dated July 26, 2011 between Associates and the Sublessee (incorporated by reference to Exhibit 10.1 to Associates’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011)

(e)(10)	Fourth Modification of Sublease Agreement, dated April 5, 2012 between Associates and the Sublessee (incorporated by reference to Exhibit 10.1 to Associates’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012)

(e)(10)	Fifth Modification of Sublease Agreement, dated July 9, 2012 between Associates and Sublessee (incorporated by reference to Exhibit 10.1 to Associates’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012)

(e)(11)	Consolidated, Amended and Restated Fee and Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement among Empire State Land Associates L.L.C., Associates and HSBC Bank USA, National Association (incorporated by reference to Exhibit 10.6 to Associates’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011)

(e)(12)	Agreement dated as of December 26, 2012 between Malkin Holdings LLC as supervisor of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. and certain affiliates of the Offerors (incorporated by reference to Amendment No. 1 to Schedule 14D-9 filed on January 31, 2013)

(e)(13)	Agreement dated as of March 27, 2013 between Malkin Holdings LLC as supervisor of Empire State Building Associates L.L.C. and the Offerors

(g)(1)	Tender Offer pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 by MacKenzie Patterson, dated April 1, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.
By:	/s/ Peter L. Malkin
Peter L. Malkin, Member
By:	/s/ Anthony E. Malkin
Anthony E. Malkin, Member
By:	/s/ Thomas N. Keltner, Jr.
Thomas N. Keltner, Jr., Member

Dated: April 9, 2013